January 20, 2006
VIA EDGAR, FACSIMILE AND OVERNIGHT DELIVERY
United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Brad Skinner, Accounting Branch Chief Division of Corporation Finance

Re:	OpenTV Corp. Form 10-K for Fiscal Year Ended December 31, 2004 Filed March 16, 2005 Form 10-Q for the period Ended June 30, 2005 Filed August 9, 2005 File No. 000-15473
Dear Mr. Skinner:
     OpenTV Corp. (the “Company”) is writing this letter in response to the Commission’s letter dated January 6, 2006. The headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Commission’s letter.
Form 10-K Filed March 16, 2005
Item 7, Management’s Discussion and Analysis, page II-6
Years Ended December 31, 2004, 2003 and 2002, page II-10
SEC Comment:
1.	We note that the revenue line items royalties and services, support and other differed materially for 2004 as compared to 2003. Your discussion of these changes provides certain information regarding these changes. However, your discussion does not appear to provide business conditions or other reasons underlying the changes, or explain the extent to which these changes represent trends which you can expect to continue in future periods.
For example, your discussion of changes in royalties revenue quantifies the impact by region and indicates that the increase was due to increased shipments to various customers. However, your discussion does not provide any information or insight regarding your understanding of the reasons why shipments increased. What do you understand to be the reasons for the increased shipments? Have there been any changes in customer acceptance, market conditions, product mix, pricing terms or any other factors that contributed to the increase? Do any of these factors result from or reflect trends which you expect to continue?

Securities and Exchange Commission
January 20, 2006

Separately, your disclosure indicated that service and support revenue decreased because of “decreased consulting work of others.” However, your disclosure does not explain why you believe your customers are not renewing their service contracts. Your disclosure also does not explain the extent to which this decrease in service and support revenue represents a trend that will impact future periods.
In view of these observations, explain how you have considered Item 303(a)(3)(ii) of Regulation S-K, the instructions to Item 303(a) of Regulation S-K. For additional guidance, see Sections III.B.3 and III.B.4 of SEC Release 33-8350.
Response:
1.	In preparing Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), the Company considered Item 303(a)(3)(ii) of Regulation S-K and the instructions to Item 303(a) of Regulation S-K. In response to the Staff’s comments, the Company advises the Staff as follows:
•	With respect to royalty revenue, the Company refers the Staff to the disclosure set forth in the second paragraph under “Item 7. MD&A — Royalties” on page II-10, which quantifies the changes in royalty revenue by geographic region. The Company further advises the Staff on a supplemental basis that:
(1) Sky Italia, a satellite television network operator in Italy, became a customer of the Company in May 2004, and accordingly, the Company’s results in 2003 do not include any royalties from Sky Italia;
(2) shipments of our software products by television network operators, such as EchoStar in the United States, typically result from new subscribers being added by the network operator, set-top box replacements resulting from upgrades or defective boxes and sales of new products or services by the network operator; and
(3) shipments of the Company’s integrated browser product in digital television sets in Japan, as noted in the MD&A disclosure referred to above, were due to a product launch undertaken by Matsushita Electric Industrial Co. Ltd. in 2004.
The Company undertakes to disclose known trends or uncertainties about which it has reasonable information. With respect to new customer agreements and new product launches by customers, the Company may disclose these types of events, as it did with respect to the likely effect of volume discounts granted to Sky Italia, to the extent that the

Securities and Exchange Commission
January 20, 2006

Company can reasonably identify the potential effects of such events. In many instances, it is not possible, apart from disclosing the signing of a new customer agreement, to credibly describe the likely effects that a new agreement will have on the Company prospectively because the Company, among other things, does not control or influence actual deployment schedules of its customers.
The Company, confirms, however, that it intends, in annual and quarterly reports subsequently filed with the Commission, including its 2005 Annual Report on Form 10-K which the Company expects to file by March 16, 2006, to revise its discussion under “MD&A — Royalties” to include additional disclosure regarding some of the business conditions and market factors described above that may affect software shipments by the Company’s customers, the rate of deployments by the Company’s customers or other similar, identifiable trends that could have a material effect on the Company’s operating results.
•	With respect to services, support and other revenue, the Company refers the Staff to its disclosure on page II-11 under “Item 7. MD&A – Revenues – Services, Support and Other”, which describes the decrease in this category of revenue from 2003 to 2004. $4.7 million, or 61%, of the decrease in this category of revenue resulted from the completion in early 2004 of a professional services engagement with Motorola Inc. In addition, as disclosed, the Company experienced decreased revenue from maintenance and support contracts in 2004 due to the non-renewal of such contracts by some of the Company’s set-top box manufacturer customers. The decision by a set-top box manufacturer to purchase maintenance and support from the Company largely depends on whether such manufacturer is actively shipping set-top boxes with OpenTV software or reasonably expects to do so in quantities large enough to justify payment of these amounts, which, in both cases, is dependent upon such manufacturer’s supply contracts with network operators and set-top box demand by the network operator. Although the Company is unable to predict future shipments or requirements of its customers, the Company confirms to the Staff that it intends to revise its disclosure in future filings with the Commission, including its 2005 Annual Report on Form 10-K which the Company expects to file by March 16, 2006, in order to discuss the business conditions and market factors that may impact the Company’s services and support revenue or other similar, identifiable trends that could have a material effect on the Company’s operating results.
SEC Comment:
2.	Discussion in your MD&A indicates that, due to volume discounts, the average royalty payment for each copy of software licensed to certain customers may decline in future periods. The discussion also suggests that these discounts may have impacted your results in

Securities and Exchange Commission
January 20, 2006

2004. In view of this, explain how you have considered disclosing the extent to which changes in revenues are attributable to changes in prices or volumes. See Item 303(a)(3)(iii) of Regulation S-K.
Response:
2.	The Company confirms to the Staff that it has reviewed Item 303(a)(3)(iii) of Regulation S-K and does not believe that the volume discounts referenced materially affected its royalty revenue in 2004. The Company’s disclosure was intended to alert investors to the likely trends, and possible effects, that ongoing deployments by Sky Italia might have on the Company’s operating results after 2004, and to note for investors that continued shipments by Sky Italia would, most likely, provide Sky Italia with the benefit of reduced pricing through volume discounts. As noted above, the Company signed a new agreement with Sky Italia in May 2004. Sky Italia’s initial deployment schedule resulted in significant royalty payments being recognized by the Company in the latter part of 2004. Based on that deployment trend and the volume discount provided to Sky Italia, the Company expected that the royalty rate paid by Sky Italia would likely decrease in 2005. The Company also noted this likely effect in “Item 7. MD&A – Factors that May Affect Future Results – We offer volume discounts to certain customers, which may, over time, depress our average pricing...” on page II-20.
The Company further advises the Staff that it disclosed in its Quarterly Report on Form 10-Q for the third quarter of 2005 (filed with the Commission on November 7, 2005) that the average royalty rate for Sky Italia did, in fact, decrease in 2005 as a result of volume discounts. As disclosed, the Company’s royalties from Sky Italia were $1.3 million less than they otherwise would have been for the nine months ended September 30, 2005 had the volume discounts not been in effect. The Company believes that average royalty rates for its software products generally decrease over time as a result of volume discounts and increase as a result of product upgrades, changes in product mix and the introduction of new products and services. The Company advises the Staff that it intends to clarify its disclosure in future filings with the Commission, including its 2005 Annual Report on Form 10-K which the Company expects to file by March 16, 2006, to disclose the foregoing factors and how such factors may affect average royalty rates and the Company’s operating performance.
Item 9A. Controls & Procedures, page II-31
Certain Controls Associated with the Financial Reporting and Close Process were not Effective, page II-32
     SEC Comment:

Securities and Exchange Commission
January 20, 2006

3.	We note that you identify several “errors” that “required modification” or were “subsequently corrected.” Tell us the nature and amount of each of the errors identified. Additionally, tell us whether any of these errors had a material effect on quarterly or annual periods prior to the period ended December 31, 2004. Support any conclusions that prior effects were not material.
Response:
3.	The Company refers the Staff to the disclosure set forth on page II-32 under the heading “Certain Controls Associated with the Financial Reporting and Close Process were not Effective” under “Item 9A. Controls and Procedures.”
•	With respect to the first bullet point under such heading, the Company advises the Staff that, as part of the Company’s 2004 year-end review of its accruals, the Company failed to correctly calculate an accrual for an excess commitment associated with its Sun Microsystems license agreement. As part of that review, the Company determined to take a provision for an excess commitment based on what it perceived to be a “change in circumstances” that occurred in the fourth quarter of 2004. However, in connection with the Company’s 2004 audit and discussions with its auditors, the Company determined that its preliminary accrual for that excess commitment was not adequately supported. The Company therefore concluded that it had made an inadequate accrual. This error was discovered in connection with the 2004 audit of the Company’s financial statements and was corrected prior to the filing of the Company’s Form 10-K for 2004. The Company advises the Staff that this error did not have a material effect on periods prior to the quarter ended December 31, 2004 because the amount of that excess commitment only became probable and estimable, based on the changed circumstances noted above, during the fourth quarter of 2004. The Company further discusses the timing of this accrual in its response to the Staff’s comment number 11.
•	With respect to the second bullet point under such heading, the Company advises the Staff that, in connection with the Company’s preparation of its 2004 financial statements, the Company did not effectively review certain detailed schedules supporting the financial statements and the notes thereto. During the audit of the Company’s 2004 financial statements, errors relating to the fourth quarter of 2004 were identified, including transposition and calculation errors in the statement of cash flows, the lease commitments and tax notes. These errors were corrected prior to the filing of the Company’s Form 10-K for 2004. These errors did not have a material effect on periods prior to the quarter ended December 31, 2004 because the schedules affected did not relate to prior periods.

Securities and Exchange Commission
January 20, 2006

•	With respect to the third bullet point under such heading, the Company advises the Staff that in 2004 the Company replaced its Chief Executive Officer, who is the Company’s chief operating decision maker, and appointed several new senior executives. As part of that management change, the Company reorganized its reporting units in the fourth quarter of 2004 to provide management with better information for allocating resources and assessing performance in accordance with the new management team’s strategic focus. As a result of this reorganization, the Company initially determined to re-assign goodwill from its old reporting unit to its new reporting units. The Company performs its annual goodwill impairment testing under SFAS 142 in the fourth quarter of each year (as disclosed in Note 6 on page F-20 of the Company’s 2004 financial statements).
The Company did not, initially, re-assign goodwill based on the relative fair-value method required under SFAS 142. Based upon its initial methodology for re-assigning goodwill, the Company preliminarily determined that one of its new reporting units was impaired and determined that an impairment charge of $32,800,000 should be recorded in the fourth quarter of 2004. However, after discussions with the Company’s auditors in connection with the 2004 audit, the Company determined that the methodology behind this re-assignment of goodwill was incorrect. The Company ultimately re-assigned its affected goodwill based on the relative fair values of the new reporting units in accordance with SFAS 142 and determined that no impairment of goodwill existed. The Company advises the Staff that the error in the re-assignment of goodwill was corrected prior to the filing of the Company’s Form 10-K for 2004. This error did not have a material effect on prior filings because the relevant reorganization of the reporting units occurred in the fourth quarter of 2004, and the Company determined that no impairment of goodwill existed.
Consolidated Statements of Operations, page F-4
SEC Comment:
4.	We note that you separately report revenue from various sources, including royalties, sales of services and sales of products. However, you report cost of revenues as a single line item. Explain to us why you believe this presentation of cost of revenues complies with the guidance Rule 5-03(b)(2) of Regulation S-X.
Response:
4.	Based on the information available to the Company at the time it prepared its financial statements for 2004, the Company believes that it complied with the guidance in Rule 5-

Securities and Exchange Commission
January 20, 2006

03(b)(2) of Regulation S-X. The Company’s business primarily relates to the sale of software products and related support and services. Accordingly, costs associated with employee headcount constitute a substantial portion of the Company’s cost of revenues. As is the case with many middle-market software companies, the Company’s employees have historically performed functions across multiple business segments, and headcount is generally shared across different products and services. During 2004, the Company did not have in place the necessary systems that would allow it to reliably track time spent by its employees on the Company’s specific revenue streams. Because of the difficulty in accurately allocating shared employee headcount costs across revenue streams, the Company does not believe that a presentation of cost of revenues by revenue source would have been material to an investor’s evaluation of the Company’s financial performance. The Company advises the Staff, however, that, as part of its ongoing efforts to improve its financial disclosure, the Company expects, subject to further conversations with its auditors, to reclassify its revenue categories beginning in the Company’s Annual Report on Form 10-K for 2005. Assuming the Company determines to effect that reclassification, the Company advises the Staff that it would also expect to revise the financial presentation over an appropriate period of time to identify costs of revenue associated with these new revenue categories.
Notes to the Consolidated Financial Statement, page F-7
Note 3. Acquisitions, page F-14
BettingCorp Acquisition, F-16
SEC Comment:
5.	Support your accounting for the $6.9 million guarantee you issued to BettingCorp and the related $4.1 million you received upon BettingCorp’s disposition in 2004 of these instruments. Tell us what consideration you gave to EITF 97-15 and 99-12.
Response:
5.	In response to the Staff’s comment, the Company considered the provisions of EITF 97-15 and 99-12, as well as paragraphs 29 and 30 of SFAS 141, in determining the appropriate purchase consideration for the Company’s acquisition of BettingCorp. As disclosed in “Note 3. Acquisitions – BettingCorp Acquisition” on page F-16, pursuant to the acquisition agreements, the Company guaranteed that the seller would realize net proceeds of $6.9 million, plus interest, upon disposition of the Company’s shares that the seller received as part of the transaction. The seller agreed that, upon disposition of the shares, the Company would receive any net proceeds in excess of the guaranteed amount. Accordingly, the Company recorded the purchase consideration at the date of the acquisition based on the

Securities and Exchange Commission
January 20, 2006

amount of the cash consideration plus the guaranteed amount in respect of the shares issued unconditionally as part of the transaction. Based on the terms of the guarantee, the Company believes that the subsequent return of $4.1 million to the Company was therefore correctly treated as Additional Paid in Capital rather than a reduction in the cost of the acquired entity. In addition, the Company advises the Staff that no interest was recorded during the contingency period under the guidance of paragraph 32 of SFAS 142.
Note 9. Restructuring Costs, page F-21
SEC Comment:
6.	The tabular information you have provided regarding restructuring activities appears to include information related to a number of separate restructuring plans. Explain how this presentation considers the guidance provided in the interpretive response to the question under the SAB Topic P.4.
Response:
6.	The Company confirms that it has reviewed the guidance provided in the interpretive response to the question under the SAB Topic P.4. The Company refers the Staff to the disclosures in “Note 3. Acquisitions” on pages F-14 through F-16 of the 2004 Form 10-K that discuss the restructuring activities undertaken in connection with the Company’s acquisitions of Wink Communications and ACTV, Inc. and the disclosures in “Note 9. Restructuring Costs” on F-21 of the 2004 Form 10-K regarding charges taken by the Company in connection with the individual exit plans. While the Company believes that the foregoing disclosures adequately address the guidance set forth in SAB Topic P.4, in response to the Staff’s comment, the Company intends in future filings with the Commission, including its 2005 Annual Report on Form 10-K which the Company expects to file by March 16, 2006, to include a description of the restructuring activities undertaken in connection with business combinations with the tabular information provided in the restructuring costs footnote to the Company’s financial statements.
Contingencies, page F-30
Other Matters, page F-33
SEC Comment:
7.	We note your disclosure in the last sentence of this section which indicates that with regard to certain of your contingencies “there exists the possibility of a material adverse impact on [your] results of operations...” Tell us what consideration you gave to the disclosure

Securities and Exchange Commission
January 20, 2006

requirement of paragraph 10 of SFAS 5 where there is at least a “reasonable possibility” that a loss may have been incurred. You should use assessments of the likelihood of loss that are consistent with the terms used in paragraph 3 of SFAS 5. Please note that, if it is at least reasonably possible that a loss exceeding amounts already recognized may have been incurred, and the amount of that loss would be material, you must disclose the estimated loss, or range of loss, that is reasonably possible, or state that such an estimate cannot be made. See SAB Topic 5:Y, question 2.
Response:
7.	The Company has reviewed paragraph 10 of SFAS 5, paragraph 3 of SFAS 5 and SAB Topic 5:Y, question 2. The Company advises the Staff that, as of the filing of the 2004 Form 10-K, it did not believe that a reasonable possibility of a material loss existed with respect to any contingency other than those specific matters disclosed under the heading “Contingencies” in “Note 13. Commitments and Contingencies” beginning on page F-30 of the 2004 Form 10-K. With the respect to the other legal proceedings and correspondence regarding potential or threatened legal proceedings described in the last paragraph of the aforementioned section, the Company advises the Staff that while the possibility of a material loss may have existed with respect to these matters, the Company believed such possibility to be remote at the time of the filing of the 2004 Form 10-K. In response to the Staff’s comment, in future filings with the Commission, including its 2005 Annual Report on Form 10-K which the Company expects to file by March 16, 2006, the Company confirms that, where the Company believes the reasonable possibility of a material loss to be remote with respect to any contingency, the Company will not include disclosure of such contingency in the note relating to commitments and contingencies.
Note 15, Segment Information, page F-35
SEC Comment:
8.	We note your general disclosure indicating that you “redefined” your reporting units in 2004. Explain why you believe that this brief disclosure adequately explains to readers the nature of the changes in the business. In this regard, given the nature of segment reporting, a change in your reported segments would appear to reflect, or result from, a significant change in the way your chief operating decision maker allocates resources or assesses performance. In addition to a succinct discussion here, we would expect such a change to be discussed in adequate detail elsewhere in your filing, including in the business section and management’s discussion and analysis.
     Response:

Securities and Exchange Commission
January 20, 2006

8.	The Company refers the Staff to the disclosures on page I-3 under the heading “Item 1. Business — Our Operating Businesses” and page II-15 under the heading “Item 7. MD&A — Business Segment Results,” regarding the Company’s reporting units. The Company advises the Staff that in 2004 the Company replaced its Chief Executive Officer, who is the Company’s chief operating decision maker, and appointed several new senior executives. As part of that management change, the Company reorganized its reporting units to provide management with better information for allocating the Company’s resources and assessing performance in accordance with the new management team’s strategic focus. In response to the Staff’s comment, the Company confirms that in future filings with the Commission, including its 2005 Annual Report on Form 10-K which the Company expects to file by March 16, 2006, it intends to more clearly disclose the foregoing rationale behind the Company’s 2004 reorganization of its reporting units. The Company also advises the Staff that, as a result of the management change and the reorganization of reporting units that occurred in 2004, the Company significantly revised the description of its business contained in “Item 1. Business” of its 2004 Form 10-K in order to better align the disclosure with the strategic focus of the new management team.
SEC Comment:
9.	In your segment table on page F-36 you appear to present items or subtotals that may not be either segment measures or reconciling items required by paragraph 32 of SFAS 131. In this regard, we note that your chief operating decision maker reviews contribution margin. However, your presentation also includes EBITDA and adjusted EBITDA. To the extent you have included items or subtotals not required under SFAS 131 and not calculated in accordance with GAAP, each would appear to represent a separate non-GAAP measure that must fully comply with Item 10(e) of Regulation S-K and be accompanied by all of the requisite disclosures. Please tell us how your current disclosure complies with SFAS 131 and / or Item 10(c) of Regulation S-K. For further guidance, see SFAS 131, par. 30.
Response:
9.	The Company confirms that it has reviewed Item 10(e) of Regulation S-K and believes that its use of non-GAAP financial measures in “Note 15. Segment Information” on page F-36 is in compliance with such rules. Specifically, the Company advises the Staff that it believes that:

Securities and Exchange Commission
January 20, 2006

•	the references to EBITDA and Adjusted EBITDA in the table on page F-36 are of equal prominence with the reference to Net Loss, which is the most directly comparable financial measure calculated in accordance with GAAP;
•	the table on page F-36 provides a quantitative reconciliation of EBITDA and Adjusted EBITDA to Net Loss;
•	the second full paragraph under “Note 15. Segment Information” on page F-35 discloses reasons why the Company’s management believes that presentation of EBITDA and Adjusted EBITDA provides useful information to investors regarding the Company’s results of operations; and
•	the second full paragraph under “Note 15. Segment Information” on page F-35 also discloses the purposes for which management uses the non-GAAP financial measures.
SEC Comment:
10.	Please provide us supplementally with examples of the reports that the chief operating decision maker reviewed prior to, and subsequent to, your change in reporting units.
Response:
10.	In response the Staff’s comment, the Company is supplementally providing the Staff with examples of reports that the Company’s Chief Executive Officer, who is the chief operating decision maker, reviewed prior to, and subsequent to, the Company’s change in reporting units.
Form 10-Q Filed August 9, 2005
Notes to Condensed Consolidated Financial Statements, page 5
Note 6, NASCAR and Sun Amendments, page 8
SEC Comment:
11.	We note that you amended your agreement with Sun Microsystems to reduce your obligation and extend the term of your development and distribution rights under the agreement. We separately note that you previously recorded a charge of $3.5 million in connection with this agreement. Explain to us how the timing of this initial charge was determined. Tell us whether the initial or amended agreement provides for any royalties or other contingent payments during the remaining term of the agreement. Additionally describe the benefits that you have previously received, are currently receiving, or expect to receive in the future as a result of the arrangement.
     Response:

Securities and Exchange Commission
January 20, 2006

11. In response to the Staff’s comments, the Company advises the Staff as follows:
•	In 1998, the Company entered into a license agreement (the “Sun Agreement”) with Sun Microsystems (“Sun”), which allowed the Company to incorporate certain of Sun’s Java technology in the Company’s products subject to payment of a royalty to Sun. As part of the Sun Agreement, the Company was required to make a payment of $4,000,000 to Sun in February 2007, less any amounts previously paid for royalties and support. Prior to the fourth quarter of 2004, the Company had not recorded any excess amounts for this remaining commitment as it expected to satisfy the remaining commitment through royalty and support payments. The Company therefore expected to incur the expense as it deployed units incorporating Sun’s software. From the date it entered into the Sun Agreement, the Company disclosed the commitment as a contingent liability.
•	The Company regularly reassessed its assumptions regarding these estimated future deployments. In the fourth quarter of 2004, based on the information then available to it, the Company did not believe it was “probable” that future deployments would allow it to satisfy its remaining obligations to Sun. The Company considered several factors in determining the probability of fully performing its commitment by February 2007. In August 2004, the European Union determined not to mandate the usage of Multimedia Home Platform standards, which were expected to incorporate Sun’s Java technology. The impact of this decision became clear to the Company during the fourth quarter of 2004, when the Company received updated projections from several set-top box manufacturer customers of the Company concerning the decreased probability of launching the Company’s products that incorporate Sun’s Java technology. Other factors considered by the Company included: (i) the remaining term of the Sun Agreement; (ii) the lack of market acceptance for the Company’s products that might incorporate Sun’s Java technology (including the possibility of introducing new products through acquisitions); (iii) significant delays in finalizing applicable standards-based technology in the US and Europe which were anticipated to incorporate Sun’s Java technology; and (iv) the acquisition by a joint venture of Comcast and Cox Communications, two US cable television network operators, of Liberate Technologies, a competitor of the Company that offered a Java-based middleware product (as disclosed in “Item 1. Business – Competition”). As a result of these factors, the Company determined in the fourth quarter of 2004 to record a charge of $3,540,000 in connection with the Sun Agreement.
•	In June 2005, the Company renegotiated the Sun Agreement. As part of the renegotiation, Sun agreed, among other things, to reduce the Company’s maximum commitment from $4,000,000 to $3,060,000 and extend the period over which the

Securities and Exchange Commission
January 20, 2006

Company can develop and distribute products incorporating Sun’s technology through March 2010, in exchange for a pre-payment by the Company of that commitment by July 31, 2005. As a result of the Company’s reduced payment obligation, the Company recorded a gain of $480,000 in the second quarter of 2005, which represented the difference between the reduced payment obligation and the $3,540,000 charge previously recorded by the Company in the fourth quarter of 2004.
     The Company confirms that it is responsible for the adequacy and accuracy of the disclosure in the filing. The Company understands that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company further understands that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should the Staff have any additional comments or questions, please direct such questions to Trevor Harries-Jones, the Company’s Controller, at (415) 962-5244 or the undersigned at (415) 962-5030.

Very truly yours, OpenTV Corp.
/s/ Mark Beariault
Mark Beariault
Vice President, Deputy General Counsel

cc:	OpenTV Corp. Shum Mukherjee Trevor Harries-Jones Scott M. Wornow, Esq.

Baker Botts LLP Lee Charles, Esq.